UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November, 2019
Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on November 25, 2019.

Buenos Aires, November 25, 2019 Note: CPSA-GG-N-0607/19-AL

To: Comisión Nacional de Valores

Re.: Summary – Ordinary General
Shareholders’ Meeting held on
November 22, 2019
To whom it may concern:

I am writing to you, in my capacity of Head of Market Relations of Central Puerto S.A. (the “Corporation”) in order to submit the summary of the Ordinary General Shareholders’ Meeting of held on November 22, 2019.

The shareholders present at the meeting represented 81.24% of the capital shares and votes. At the meeting, the following resolutions were taken:

1) APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES OF THE MEETING. It was resolved by a majority of votes to appoint the shareholders Marcelo Suvá and José Luis D’Odorico to sign the minutes of the meeting.

2) CONSIDERATION OF THE ASSIGNMENT OF THE OPTIONAL RESERVE AND/OR ITS RELEASE. It was resolved by a majority of votes: i) to partially release the optional reserve in order to improve the solvency of the Corporation, for an amount of $1,040,681,154.32; ii) to distribute the released amount as set forth in the previous item i) as dividends in cash. Moreover, and in accordance with the CNV’s General Resolution Number 777/2018, such dividend amounts to $1,074,955,801.76 by applying the Price Index of 3.293482091% corresponding to October 2019. Said distribution shall be equivalent to $0.71 per share. In addition, it was approved that said dividends shall be made available to the shareholders on December 3, 2019. On that date, the shareholders shall request the corresponding collection (the “Making Available Date”) in accordance with what is set forth in the Securities and Exchange Commission (CNV) and the Buenos Aires Stock Exchange rules, and the procedures and relevant terms and conditions that the Securities Clearing House (Caja de Valores S.A.) establishes; iii) to deduct, in the appropriate cases, the amounts paid by the Corporation, in its capacity as Substitute Taxpayer of the Personal Property Tax from those shareholders that are subject to said tax, in accordance with the last paragraph of the article included by Law No. 25,858 after article 25 of Law No. 23,996; iv) that the dividends shall be paid to all the shareholders, in accordance with their respective holdings, in Argentine Pesos, except for those shareholders that decide to collect their dividends in United States Dollars. In such case, a) the exchange rate of Argentine Pesos to United States Dollars shall be the closing dollar selling rate of the Banco de la Nación Argentina of the previous business day from the date that the Corporation transfers the dividends to the Securities Clearing House (Caja de Valores S.A.), b) the shareholder may decide to receive the US Dollars in a foreign bank account; v) that the shareholders that want to collect their dividends in US dollars shall send a notice to the Securities Clearing House (Caja de Valores S.A., domiciled at 25 de Mayo 362, in the Autonomous City of Buenos Aires), from 10:00 a.m. to 3:00 p.m., from Monday, November 25 until Thursday, November 28, 2019, inclusively. In said notice, they shall also inform if they prefer the payment to be made locally or abroad; vi) In the case of those shareholders who do not notify the Securities Clearing House as set forth in the above items iv) and v), the dividends shall be available in Argentine Pesos at the Securities Clearing House in Argentina, for the statutory limitation period, and vii) The Board of Directors was delegated the authority to amend and/or complement the payment procedure set forth in the previous items, provided said amendments and/or additional considerations are within the framework of the applicable legislation and whenever the Board of Directors deems it necessary, based on justified reasons.

3) GRANTING OF AUTHORIZATIONS. It was resolved by a majority of votes to authorize the President or whoever he may appoint, and/or to Mr. José Manuel Pazos, Mr. Leonardo Marinaro, and/or Mr. Osvaldo Pollice, and/or Mr. Esteban Pérez Monti, and/or Mr. Francisco Cronshey and/or Mr. Christian Rodr’guez Montes and/or Mrs. Victoria Casabella Mart’nez, and/or Mr. Mariano Luchetti and/or Mrs. Mar’a Agustina Leppen and/or Mrs. Mar’a Lucila Winschel and/or Mrs. Veronica Apollonio and/or Mr. Jose Mar’a Bazan and/or Mr. Juan Barros Mos and/or Mr. Teodoro Rodr’guez Cáceres, to carry out all the necessary proceedings in order to register before the regulatory bodies all the resolutions taken at the Meeting, acting either severally or individually.

Yours faithfully,

Leonardo Marinaro
Head of Market Relations
Central Puerto S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 27, 2019	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact